SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1)*

                                  E-Loan, Inc.
________________________________________________________________________________
                                (Name of Issuer)


                         Common Stock ($0.001 par value)
________________________________________________________________________________
                         (Title of Class of Securities)


                                   26861P 10 7
________________________________________________________________________________
                                 (CUSIP Number)


                                December 31, 2001
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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___________________________________________________                                 __________________________________________

CUSIP NO.      26861P 10 7                                       13G                PAGE      2       OF      7       PAGES
         ____________________________                                                     ____________    ____________
___________________________________________________                                 __________________________________________

__________ ___________________________________________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Charles Schwab Corporation

__________ ___________________________________________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                                                         (a) [ ]
                                                                                                         (b) [ ]

__________ ___________________________________________________________________________________________________________________
    3      SEC USE ONLY



__________ ___________________________________________________________________________________________________________________
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware, USA

__________________________ ________ __________________________________________________________________________________________
                              5     SOLE VOTING POWER   0

        NUMBER OF
                           ________ __________________________________________________________________________________________
         SHARES               6     SHARED VOTING POWER  12,022,647
      BENEFICIALLY
        OWNED BY
                           ________ __________________________________________________________________________________________
          EACH                7     SOLE DISPOSITIVE POWER  0
        REPORTING

                           ________ __________________________________________________________________________________________
         PERSON               8     SHARED DISPOSITIVE POWER  12,022,647
          WITH
__________ ___________________________________________________________________________________________________________________
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,022,647

__________ ___________________________________________________________________________________________________________________
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not applicable

__________ ___________________________________________________________________________________________________________________
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           19.0%

__________ ___________________________________________________________________________________________________________________
   12      TYPE OF REPORTING PERSON*

           HC

__________ ___________________________________________________________________________________________________________________

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___________________________________________________                                 __________________________________________

CUSIP NO.      26861P 10 7                                       13G                PAGE      3       OF      7       PAGES
        ____________________________                                                     ____________    ____________
___________________________________________________                                 __________________________________________

__________ ___________________________________________________________________________________________________________________
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Charles Schwab & Co., Inc.

__________ ___________________________________________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*
                                                                                                         (a) [ ]
                                                                                                         (b) [ ]

__________ ___________________________________________________________________________________________________________________
    3      SEC USE ONLY



__________ ___________________________________________________________________________________________________________________
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

             California, USA

__________________________ ________ __________________________________________________________________________________________
                              5     SOLE VOTING POWER   0

        NUMBER OF
                           ________ __________________________________________________________________________________________
         SHARES               6     SHARED VOTING POWER  12,022,647
      BENEFICIALLY
        OWNED BY
                           ________ __________________________________________________________________________________________
          EACH                7     SOLE DISPOSITIVE POWER  0
        REPORTING

                           ________ __________________________________________________________________________________________
         PERSON               8     SHARED DISPOSITIVE POWER  12,022,647
          WITH
__________ ___________________________________________________________________________________________________________________
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,022,647

__________ ___________________________________________________________________________________________________________________
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not applicable

__________ ___________________________________________________________________________________________________________________
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           19.0%

__________ ___________________________________________________________________________________________________________________
   12      TYPE OF REPORTING PERSON*

           BD

__________ ___________________________________________________________________________________________________________________


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                                              ____________    ____________
                                         _______________________________________


                                  SCHEDULE 13G

ITEM 1(A).    NAME OF ISSUER:

              E-Loan, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              5875 Arnold Road, Suite 100
              Dublin, California 94568

ITEM 2(A).    NAMES OF PERSONS FILING:

              The Charles Schwab Corporation ("TCSC")
              Charles Schwab & Co., Inc. ("CS&Co")

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICES:

              The address for each of the reporting persons is:

              101 Montgomery Street, San Francisco, CA 94104

ITEM 2(C).    CITIZENSHIP:

              TCSC:  Delaware, USA
              CS&Co:  California, USA

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              E-Loan, Inc. Common Stock ($0.001 Par Value) ("Common Stock")

ITEM 2(E).    CUSIP NUMBER:

              26861P 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [X] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
          (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
          (e) [ ] Investment  adviser   in    accordance    with   Section
                  240.13d-1(b)(1)(ii)(E);
          (f) [ ] Employee  benefit plan or endowment  fund in  accordance  with
                  Section 240.13d-1(b)(1)(ii)(F);
          (g) [X] Parent holding  company or control  person in accordance  with
                  Section 240.13d-1(b)(1)(ii)(G);
          (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


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                                         _______________________________________

                                         PAGE      5       OF      7       PAGES
                                              ____________    ____________
                                         _______________________________________

          (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.       OWNERSHIP.

              (a)   Amount beneficially owned:

                    12,022,647

              (b)   Percent of Class:

                    19.0%

              (c)   Number of shares as to which such person has:

                            (i)    Sole power to vote or to direct the vote:  0

                            (ii)   Shared  power to vote or to direct  the vote:
                                   12,022,647,  of  which  TCSC  owns  2,666,666
                                   shares of Common Stock, and CS&Co. has warrants for 1,389,000 shares of Common Stock exercisable at a price of $5.00 per share, and CS&Co. has warrants for 3,250,000 shares of Common Stock exercisable at a price of $3.75 per share, and CS&Co. has a debt instrument convertible to 4,716,981 shares of Common Stock at $1.06 per share.

                            (iii) Sole power to dispose or to direct the disposition: 0

                            (iv) Shared power to dispose or to direct the disposition: 12,022,647, of which TCSC owns 2,666,666 shares of Common Stock, and CS&Co. has warrants for 1,389,000 shares of Common Stock exercisable at a price of $5.00 per share, and CS&Co. has warrants for 3,250,000 shares of Common Stock exercisable at a price of $3.75 per share, and CS&Co. has a debt instrument convertible to 4,716,981 shares of Common Stock at $1.06 per share.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              CS&Co. is a wholly owned subsidiary of TCSC.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

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                                         PAGE      6       OF      7       PAGES
                                              ____________    ____________
                                         _______________________________________


              Not Applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable

ITEM 10.      CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                         PAGE      7       OF      7       PAGES
                                              ____________    ____________
                                         _______________________________________


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 8, 2002        THE CHARLES SCHWAB CORPORATION


                                 /s/STEVEN L. SCHEID
                                 _______________________________________________
                                 By: Steven L. Scheid
                                     Vice Chairman and Executive Vice President



                                 CHARLES SCHWAB & CO., INC.


                                 /s/STEVEN L. SCHEID
                                 _______________________________________________
                                 By: Steven L. Scheid
                                     Vice Chairman and President - Schwab Retail
                                     Group